March 10, 2005


Mail Stop 0510

Via U.S. mail and facsimile

Mr. Michael Trepeta
Ace Marketing & Promotions, Inc.
457 Rockaway Avenue
Valley Stream, NY 11581

Re: 	Ace Marketing & Promotions, Inc.
Form 10-SB filed February 10, 2005
File No. 000-51160

Dear Mr. Trepeta:

      We have reviewed your filing and have the following comments.
If you disagree with a comment, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. Please note that your Form 10-SB will go effective by lapse of time 60 days after the original filing date pursuant to Section 12(g)(1) of the Exchange Act. If our comments are not addressed within this 60-day time period, you should consider withdrawing your
Form 10-SB prior to effectiveness and re-filing a new Form 10-SB that
includes changes responsive to our comments. If you choose not to withdraw, you will be subject to the reporting requirements under
Section 13(a) of the Exchange Act.
2. It appears some of the part I item numbers and headings in your table of contents do not correspond with item numbers and headings in your document.  The part I item 6 header appears missing and items
6
and 7 are mislabeled in your document.  Please revise.

Part I, page 1

Item 1.  Description of Business, page 1

3. Please disclose the information required by Item 101(a) and Item
101(b)(7) of Regulation S-B.

4. It appears that most of your Business discussion could apply to any company in your line of business. Please revise to disclose information that more specifically describes your company and its business, including, without limitation, information in response to our comments listed below.

5. Please describe under an appropriately titled heading your marketing and sales operations, including your arrangements with your sales representatives.

6. Please describe your products more fully and disclose the number of products that you offer.

The Market, page 2

7. Please provide the basis for and explain your statement in the first sentence of this section that "Promotional products are everywhere."

8. We note your citation of the "The Counselor" in the fourth sentence of this section. Please provide us with marked copies of any materials that support these and other third party statements in your Form 10-SB, clearly cross-referencing a statement with the underlying support. Please tell us whether you believe these materials are the most recent on the subject. With respect to these materials, please tell us whether they have been made available to the public, without payment of subscription or similar fees. Have these materials been published in widely circulated media of general interest or among industry participants? If so, please tell us when and where.

Market Size, page 2

9. Please provide the basis for your statement that "Management believes that this trend is expected to continue, providing further growth for 2005."


Distributors, page 2

10. Please disclose the source of the statistics that you cite in the first paragraph of this section.

Supply Chain, page 3

11. Please explain the basis for your statement in the third sentence of the second paragraph of this section that "The suppliers know that if they worked directly with clients of distributors, they would probably alienate every distributor that found out."

Suppliers, page 3

12. Please disclose the number of suppliers from whom you purchase products and whether any supplier represents a material portion of your business.

Purchasing Trends, page 4

13. Please disclose the impact of these trends on your business.
For
example, have you expanded or do you plan to expand your product offerings? Do you offer or plan to offer the various additional services?

Our Clients - Choosing the Right Distributor, page 4

14. We note your disclosure that you have several hundred accounts.
Please expand your disclosure to explain what you mean by the term "accounts" as a reader may not be familiar with your industry.

Serving our Clients, page 4

15. Your disclosure throughout this section describes your modern operations in contrast to competitors that have not taken advantage of the latest technology. Please disclose the basis for this comparison. In addition, please disclose the percentage of your industry`s sales represented by these competitors.

16. Please describe with greater specificity your research systems, including your research software. In addition, please disclose the basis for your statement that this software is "top of the line."
Finally, please disclose whether this software is proprietary or generally available to your competitors.

17. Please describe with greater specificity your in-house art capabilities and which employees are involved in the design of your logos.

18. Please describe with greater specificity how your software system enables you to do tasks in minutes that would otherwise take your competitors hours to do.

19. Please clarify the process by which the logos that you design are placed on a product. In this regard, we note that you deliver the logo to a factory via email. It is not clear whether your supplier operates this factory or if the supplier is working with a third party manufacturer or the original manufacturer of the product to place the logo on the product.

20. Please explain what you mean by your statement that your tracking system has "led to outstanding results" and "very few disputes."

Advertising/Marketing Industry Trends, page 8

21. Please provide the basis for your statements in the first and last sentences of the first paragraph of this section that the promotional products industry is growing at a strong pace and that it will continue to grow.

22. Please provide the sources of the studies cited in the second paragraph of this section. In addition, please provide the basis for your statement in the third paragraph of this section.

Possible Growth Through Acquisitions, page 8

23. Please explain the basis for your statement in the first sentence of the first paragraph of this section that "consolidation in the promotional products industry is compelling."

24. With respect to the second sentence of the first paragraph of this section, please disclose the "many forces working in [your] company`s favor."

Competition, page 9

25. Please disclose the principal methods of competition in your industry. In addition, please revise this section to balance the discussion by disclosing your competition`s advantages over you and discussing how this affects your competitive position within your industry.

Risk Factors, page 10

26. We note that in the introductory paragraph to your risk factors section you state in the second sentence that there are other risks and uncertainties. We further note that in the third sentence you state that the "Risks below are not the only ones that [you] face."
If you wish to include risk factors, please delete these statements from your introductory paragraph.

Item 2.  Management`s Discussion and Analysis or Plan of
Operation,
page 15

Overview, page 16

27. Your overview should include the most important matters on which you focus in evaluating financial condition and operating performance and provide a context for the discussion and analysis of your financial statements. In addition your overview should discuss any material trends and uncertainties that will have or are reasonably likely to have a material impact on your financial condition or operating performance. Please revise accordingly. See SEC Release
No. 33-8350.

Results of Operations, page 16

28. We note your disclosure regarding the reason why your revenues decreased from the prior year. It is not clear why the stated reason explains the decrease. For example, are your revenues generally recurring or non-recurring? What is the percentage of your revenues derived from non-recurring sources?

29. We note your disclosure regarding the reason why your gross profit decreased from the prior year. It is not clear from your disclosure who is responsible for the freight charges and how this impacted your gross profit. Please clarify.

30. We note your disclosure regarding the reasons why your selling, general and administrative expenses increased from the prior year. You discuss more than one factor but do not allocate percentages to each factor. Please disclose, to the extent practicable, each factor`s percentage of the increase rather than aggregating all factors together.

Controls and Procedures, page 18

31. Please update your rule reference to refer to Rule 13a-15(e).

Item 5.  Directors, Executive Officers, Promoters and Control
Persons, page 21

Management Team, page 21

32. With respect to the description of Mr. Novack`s business experience, please briefly describe the business of SJN Consulting Group.

33. With respect to the description of Mr. McDonnell`s business experience, please disclose the period during which he has been employed by your company.

Executive Compensation, page 25

34. Please revise your table to disclose the value of the leased automobile referenced in footnote (1) to your table.

Employment Agreements, page 25

35. Please update your disclosure concerning your employment contracts.

Directors` Compensation, page 26

36. Please clarify whether an employee-director, such as Mr. Julia, will be eligible to receive compensation for his service on the board. For example, will he receive the $500 fee for attending a board meeting and/or be eligible to receive awards under your equity incentive plan for service on the board?

37. If material, please expand on what you mean by "reasonable travel expenses."

38. Please describe with greater specificity the directors` participation in your equity incentive plan. For example, how will awards be determined? Is the amount of an award fixed? Will the grants be annual?

2005 Employee Benefit and Consulting Services Compensation Plan,
page
26

39. Please disclose the distinction between an "incentive stock option" and a "non-statutory stock option."

Item 6.  Certain Relationships and Related Transactions, page 28

40. Please disclose whether you have established procedures for the review and pre-approval of all transactions between you and your directors, executive officers and other affiliates.

41. With respect to the transactions referenced in the first and third paragraphs of this section, please disclose whether the terms were at least as favorable as the terms you could have obtained from an unaffiliated third party.

42. Please supplementally advise us as to the date and the terms of the transactions in which Messrs. Julia, Trepeta and Novack acquired the shares they sold in the transaction referenced in the second paragraph of this section. In addition, please supplementally advise us as to the terms of the re-sale transaction.
Part II, page 30

Item 1.  Market Price and Dividends on the Registrant`s Common
Equity, page 30

43. Please expand the disclosure in the third paragraph of this section to disclose the information required by Item 201(a)(2)(i) of
Regulation S-B.

Item 3.  Changes in and Disagreements with Accountants, page 30

44. Please tell us supplementally what you mean in the last sentence of this section. Confirm to us supplementally that you do not have any further disclosure requirements under Item 304 of Regulation S-B.
Alternatively, please make any revisions necessary pursuant to Item
304.

Item 4.  Recent Sales of Unregistered Securities, page 31

45. Please disclose the facts upon which you relied to make the exemption available with respect to each transaction listed in this section.

46. It appears that you filed Forms D on February 22, 2005,
November
24, 2003 and April 1, 2004. Please disclose the information required by Item 701 of Regulation S-B with respect to the transactions reported on these Forms D.

47. Please disclose the information required by Item 701 of Regulation S-B with respect to the issuances of stock options under your equity incentive plan.

Part III, page 34

Item 6.  Index to Exhibits, page 34

48. Please file as promptly as possible all exhibits required by Item
601 of Regulation S-B, especially exhibits 10.1 and 10.2. These exhibits and any related disclosure are subject to review.

49. Please file the forms of your Class A and Class B Warrants as exhibits to your Form 10-SB.

50. All agreements filed as exhibits should be signed. Please re-file Exhibit 99.1.

Revenue Recognition

51. We note the following:

* You carry no inventory;
* Orders are drop-shipped to customers directly from suppliers;
* You use sales representatives who provide services to you on a non-exclusive basis as independent consultants; and
* You recognize revenues on a gross basis, as the principal in the sale, rather than on a net basis, as an agent.

Help us better understand the appropriateness of your revenue recognition policy. In particular:

* Explain how you act as the principal in the transaction;
* Tell us whether you are the primary obligor for fulfillment throughout the transactions;
* Tell us who owns legal title to the inventory, up until delivery;
* Explain the shipping terms up until delivery;
* Tell us who has the risks and rewards of ownership, such as losses for collection, delivery, or product returns; and
* Tell us about your agreements with your suppliers and whether you act as an agent or broker with compensation, commissions, or other fees.

For more guidance on this issue we direct you to EITF 99-19 and Staff
Accounting Bulletin 101.

If it turns out that we have no further comment about your policy, it will still be helpful for the above issues to be addressed in your document, including your financial statements. This will help readers better understand how you do business. Please provide us with what you believe would be helpful disclosures about this policy. Depending on the outcome of this issue, we may ask that you include certain disclosures in an amended document.

*	*	*	*

      As appropriate, please amend your filing in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter that is filed on EDGAR with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      In connection with responding to our comments, please provide, in writing, a statement from your company acknowledging that:

* your company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* your company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      You may contact Donald Cavern, Staff Accountant, at (202)
942-
1925 or, in his absence, John Hartz, Senior Chief Accountant, at
(202) 942-1798 if you have questions regarding comments on the financial statements and related matters. Please contact Andrew Schoeffler, Staff Attorney, at (202) 824-5612 or, in his absence, Lesli Sheppard, Senior Staff Attorney, at (202) 942-1887 or the undersigned at (202) 942-1950 with any other questions.

Sincerely,



Pamela A. Long
Assistant Director


cc:	Mr. Steve Morse, Esq.
Lester Morse, P.C.
111 Great Neck Road
Great Neck, New York 11021
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Mr. Michael Trepeta
March 10, 2005
Page 1 of 9




UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0510

         DIVISION OF
CORPORATION FINANCE